December 22, 2014

Via EDGAR

Susan Block

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Blue Sky Media Corporation

Amendment No. 3 to

Registration Statement on Form S-1

Filed December 22, 2014

File No. 333-198828

Dear Susan Block:

This is Blue Sky Media Corporation's (the Company) response to your correspondence dated December 22, 2014 relating to the Company's Registration Statement on Form S-1 filed on September 19, 2014. For ease of reference, each of the Staff's comments is reproduced below, followed by our response.

About This Offering, page 8

1. Please clarify that the value of $5,425,500 attributed to your common stock to be outstanding after the offering as disclosed in “Common Stock Issued After Offering” on page 8 is the “implied aggregate value,” so as to not give the impression that this will be the recorded amount of the stock after the offering.

RESPONSE

Clarification was made accordingly on page 8 under “Common Stock Issued After Offering”.

Sincerely,

/s/ Wayne Berian

CEO, Blue Sky Media Corporation